Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OWEN J. ONSUM and LYNN CAMPBELL hereby certify that:

I. They are the President and Secretary, respectively, of FIRST NORTHERN COMMUNITY BANCORP, a corporation organized and existing under and by virtue of the General Corporation Law of the State of California.

II. Article 4. of the Articles of Incorporation of this corporation shall be amended to read as follows:

Article 4.1 The corporation is authorized to issue one class of shares to be designated Common Stock (“Common Stock”). Such shares shall be without par value. The total number of shares of Common Stock the corporation shall have authority to issue is sixteen million (16,000,000).

Article 4.2 Upon the amendment of this Article 4 to read as set forth above, each outstanding share of Common Stock is divided into two (2) shares.

III. The foregoing amendment of the Articles of Incorporation was duly approved by the Board of Directors of this corporation alone in accordance with the provisions of the General Corporation Law Section 902(c) because this corporation has but one class of shares outstanding and the amendment effectuates only a stock split, within the meaning of General Corporation Law Section 188, and constitutes a proportional increase in the number of authorized shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct to our own knowledge and that this declaration was executed on May 5, 2005.

/s/ Owen J. Onsum
Owen J. Onsum, President

/s/ Lynn Campbell
Lynn Campbell, Secretary